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Filed pursuant to Rule 424(b)(3)
Registration No. 333-112055

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 4, 2004)

JOSTENS HOLDING CORP.

Offer to exchange all outstanding
$247,200,000 principal amount at maturity of
10 1/4% Senior Discount Notes due 2013
for
$247,200,000 principal amount at maturity of
10 1/4% Senior Discount Notes due 2013
registered under the Securities Act of 1933

        The following information supplements the prospectus, dated February 4, 2004, of Jostens Holding Corp. relating to the offer to exchange our outstanding notes described above for the new, registered notes described above with information publicly released by Jostens, Inc., or Jostens, our wholly owned subsidiary.

        On February 24, 2004, Jostens reported net sales of $198.0 million for the quarter ended January 3, 2004, bringing combined net sales for fiscal year 2003 to $788.2 million. For the fourth quarter and fiscal year 2002, Jostens reported net sales of $184.1 million and $756.0 million, respectively.

        Jostens reported a fourth quarter 2003 net loss of $4.8 million, bringing the combined net loss for fiscal year 2003 to $25.8 million. For the fourth quarter and fiscal year 2002, Jostens reported net income of $3.3 million and $29.9 million, respectively.

        Capital spending for the year was $23.2 million. Jostens made an optional pre-payment of $25.0 million on its term loan and repurchased $5.0 million principal amount of its 12.75% senior subordinated notes in the fourth quarter. At year-end 2003, Jostens' cash position was $19.4 million and $13.0 million was outstanding under the line of credit.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 27, 2004

        As a result of its July 29, 2003 merger with a subsidiary established by DLJ Merchant Banking Partners III, L.P. and its affiliated funds and co-investors, Jostens has reflected pre-merger and post-merger periods in the condensed consolidated financial statements for the twelve-month period ended January 3, 2004. Jostens' condensed consolidated financial statements for the pre-merger period ended July 29, 2003 were prepared using Jostens' historical basis of accounting. The merger, which was completed on July 29, 2003, was accounted for utilizing purchase accounting, which resulted in a new valuation for the assets and liabilities of Jostens. Although this new basis of accounting began on July 29, 2003, Jostens has presented results for the fiscal year ended January 3, 2004 on a combined basis because Jostens believes this presentation facilitates the comparison of its results with the corresponding period in 2002. In addition, Jostens has adjusted its operating results for the three-month period ended January 3, 2004 and its combined operating results for the fiscal year ended January 3, 2004 to exclude the impact of purchase accounting as it believes this further enhances comparability to the corresponding periods in 2002. The foregoing information may contain financial measures other than in accordance with generally accepted accounting principles, and should not be considered in isolation from or as a substitute for Jostens' historical condensed consolidated financial statements. In addition, the adjusted and adjusted combined operating results may not reflect the actual results Jostens would have achieved absent the adjustments and may not be predictive of future results of operations. Jostens presents this information because management uses it to monitor and evaluate Jostens' ongoing operating results and trends, and believes it provides investors an understanding of Jostens' operating performance over comparative periods.

JOSTENS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

In thousands	Post-Merger Three Months Ended January 3, 2004	Adjusted Three Months Ended January 3, 2004		Pre-Merger Three Months Ended December 28, 2002
Net sales	$198,008	$198,008		$184,072
Cost of products sold	89,164	76,982	(1)	67,322

Gross profit	108,844	121,026		116,750
Selling and administrative expenses	97,048	86,520	(2)	79,624
Loss on redemption of debt	404	1,523	(3)
Transaction costs	226	226		—

Operating income	11,166	32,757		37,126
Net interest expense	18,457	19,477	(4)	16,496

(Loss) income from continuing operations before income taxes	(7,291)	13,280		20,630
(Benefit from) provisions for income taxes	(2,532)	5,703	(5)	17,989

(Loss) income from continuing operations	(4,759)	7,577		2,641

Discontinued operations, net of tax	—	—		697

Net (loss) income	$(4,759)	$7,577		$3,338

(1)
Adjusted to reverse $8.6 million of excess purchase price allocated to inventory, $0.2 million of amortization expense for excess purchase price allocated to an intangible asset for order backlog and $3.4 million of depreciation expense for excess purchase price allocated to property and equipment.

(2)
Adjusted to reverse $10.8 million of amortization expense for excess purchase price allocated to various intangible assets offset by $0.3 million to adjust depreciation expense for excess purchase price allocated to property and equipment.

(3)
Adjusted to reverse $1.1 million of accelerated amortization expense for excess purchase price allocated to a premium in connection with the partial redemption of the senior subordinated notes.

(4)
Adjusted to reverse $1.0 million of amortization expense for excess purchase price allocated to a premium on the senior subordinated notes.

(5)
Reflects reversal of $8.2 million of income tax benefit on the adjusted items above.

In thousands	Post-Merger July 30, 2003– January 3, 2004	Pre-Merger December 29, 2002– July 29, 2003	Combined Year Ended January 3, 2004	Adjusted Combined Year Ended January 3, 2004		Pre-Merger Year Ended December 28, 2002
Net sales	$284,171	$504,058	$788,229	$788,229		$755,984
Cost of products sold	162,656	218,594	381,250	337,921	(1)	315,961

Gross profit	121,515	285,464	406,979	450,308		440,023
Selling and administrative expenses	143,845	196,430	340,275	322,952	(2)	306,449
Loss on redemption of debt	503	13,878	14,381	15,500	(3)	1,765
Transaction costs	226	30,960	31,186	31,186		—

Operating (loss) income	(23,059)	44,196	21,137	80,670		131,809
Net interest expense	28,298	32,446	60,744	62,653	(4)	67,326

(Loss) income from continuing operations before income taxes	(51,357)	11,750	(39,607)	18,017		64,483
(Benefit from) provision for income taxes	(17,955)	8,695	(9,260)	13,629	(5)	36,214

(Loss) income from continuing operations	(33,402)	3,055	(30,347)	4,388		28,269

Discontinued operations, net of tax	—	—	—	—		1,637
Cumulative effect of accounting change	—	4,585	4,585	4,585		—

Net (loss) income	$(33,402)	$7,640	$(25,762)	$8,973		$29,906

(1)
Adjusted to reverse $37.7 million of excess purchase price allocated to inventory, $2.2 million of amortization expense for excess purchase price allocated to an intangible asset for order backlog and $3.4 million of depreciation expense for excess purchase price allocated to property and equipment.

(2)
Adjusted to reverse $17.6 million of amortization expense for excess purchase price allocated to various intangible assets offset by $0.3 million to adjust depreciation expense for excess purchase price allocated to property and equipment.

(3)
Adjusted to reverse $1.1 million of accelerated amortization expense for excess purchase price allocated to a premium in connection with the partial redemption of the senior subordinated notes.

(4)
Adjusted to reverse $1.9 million of amortization expense for excess purchase price allocated to a premium on the senior subordinated notes.

(5)
Reflects reversal of $22.9 million of income tax benefit on the adjusted items above.

JOSTENS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

In thousands	January 3, 2004	December 28, 2002
ASSETS
Current assets
Cash and cash equivalents	$19,371	$10,938
Accounts receivable, net	57,018	59,027
Inventories	72,523	69,348
Other current assets	40,508	47,830

Total current assets	189,420	187,143
Noncurrent assets
Property and equipment, net	105,593	65,448
Goodwill and other intangibles, net	1,390,679	14,929
Other assets	34,666	60,001

	$1,720,358	$327,521

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
Short-term borrowings	$13,013	$8,960
Accounts payable and accrued expenses	246,876	232,177
Current portion of long-term debt	—	17,094

Total current liabilities	259,889	258,231
Noncurrent liabilities
Long-term debt net of current maturities	685,407	563,334
Redeemable preferred stock	135,272	—
Deferred income taxes	231,890	9,668
Other noncurrent liabilities	23,359	7,978

Total liabilities	1,335,817	839,211
Redeemable preferred stock	—	70,790
Shareholders' equity (deficit)	384,541	(582,480)

	$1,720,358	$327,521

JOSTENS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Periods
	Post-Merger	Pre-Merger
In thousands	July 30, 2003– January 3, 2004	December 29, 2002– July 29, 2003	Year ended December 28, 2002
Operating activities
Net (loss) income	$(33,402)	$7,640	$29,906
Depreciation and amortization	36,132	17,700	34,319
Accrued interest on redeemable preferred stock	5,598	842	—
Deferred income taxes	(17,404)	(1,500)	11,805
Cumulative effect of accounting change	—	(4,585)	—
Other non-cash reconciling adjustments	683	16,643	806
Changes in assets and liabilities	80,177	(43,533)	(21,364)

Net cash provided by (used for) operating activities	71,784	(6,793)	55,472

Investing activities
Acquisitions of businesses, net of cash acquired	(10,936)	(5,008)	—
Purchases of property and equipment	(17,041)	(6,129)	(22,843)
Other	(11)	(738)	31

Net cash used for investing activities	(27,988)	(11,875)	(22,812)

Financing activities
Net short-term borrowings	620	1,500	8,960
Repurchases of common stock and warrants	—	(471,044)	(2,706)
Principal payments on long-term debt	(25,000)	(379,270)	(60,855)
Redemption of senior subordinated notes	(9,325)	—	(8,456)
Proceeds from issuance of long-term debt	3,705	475,000	—
Proceeds from issuance of common shares	—	417,934	—
Debt financing costs	—	(20,212)	(1,620)
Merger costs	—	(12,608)	—
Other		1,625	(145)

Net cash (used for) provided by financing activities	(30,000)	12,925	(64,822)

Effect of exchange rate changes on cash and cash equivalents	144	236	—

Increase (decrease) in cash and cash equivalents	13,940	(5,507)	(32,162)

Cash and cash equivalents, beginning of period	5,431	10,938	43,100

Cash and cash equivalents, end of period	$19,371	$5,431	$10,938

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JOSTENS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
JOSTENS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JOSTENS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)